                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS
        UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934


                       Viatech Communications Group, Inc.
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                 (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)


           Delaware                                        65-0683539
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(STATE OR OTHER JURISDICTION OF                         (I.R.S. EMPLOYER
INCORPORATION OR ORGANIZATION)                         IDENTIFICATION NO.)

 1499 W. Palmetto Park Road, Suite 310                        33486
           Boca Raton, Florida                  --------------------------------
----------------------------------------                    (ZIP CODE)
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

ISSUER'S TELEPHONE NUMBER      (561) 394-7855
                          ------------------------------------------------------


SECURITIES TO BE REGISTERED UNDER SECTION 12(b) OF THE ACT:

     TITLE OF EACH CLASS                     NAME OF EACH EXCHANGE ON WHICH
     TO BE SO REGISTERED                     EACH CLASS IS TO BE REGISTERED

            None
----------------------------------      ----------------------------------------

----------------------------------      ----------------------------------------


SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

                         Common Stock, $.0001 par value
--------------------------------------------------------------------------------
                                (TITLE OF CLASS)


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                                (TITLE OF CLASS)

PART I


ITEM 1.           DESCRIPTION OF BUSINESS.


Business Development.

         The Company was incorporated in Delaware on March 26, 1996 to act as a holding company for Psychic Discovery Network, Inc., a Florida corporation ("PDN") and Web Star Inc., a Florida corporation ("WSI"). The Company completed the acquisitions of PDN and WSI on May 20, 1996 when the Articles of Merger between the Company and each subsidiary were filed with the Florida Secretary of State. PDN was incorporated on November 29, 1993 and WSI was incorporated on January 22, 1996. American Psychic Network, Inc., a Florida corporation ("APN") was merged with and into PDN, with PDN as the surviving corporation, pursuant to Articles of Merger filed with the Florida Secretary of State on May 20, 1996. On October 18, 1996, On-Line Management, Inc., a Florida corporation ("On-Line"), was merged with and into PDN, with PDN as the surviving corporation, pursuant to Articles of Merger filed with the Florida Secretary of State. Both APN and On-Line were owned by the principal shareholders of the Company and their operations were related to the business of the Company. The mergers were effected as part of an overall strategy to consolidate related operations.

         On August 21, 1996, the Company completed the acquisition by merger of Gadwall Book Co Inc., a Delaware corporation ("GBCI"). GBCI had limited assets and approximately 418 shareholders of record and was acquired by the Company in order to increase its shareholder base. GBCI had no active operations at the time of the merger with the Company.

         The Company's principal executive office is located at 1499 W. Palmetto Park Road, Suite 310, Boca Raton, Florida 33486 and its telephone number is
(561) 394-7855.


Business of the Issuer.

         The Company, through its wholly-owned subsidiary, PDN, is engaged in developing, marketing and providing telephone entertainment services, consisting primarily of live psychic consultations and prerecorded messages. The Company's entertainment services are accessed by dialing 900 telephone numbers which are billed on a per minute basis. The Company also offers theme related club membership.

         WSI has had limited operations to date. WSI provides Internet-related services, including direct access, intranet and development and marketing of home pages on the Internet's World Wide Web. The Company completed one acquisition of an existing Internet service provider ("ISP") in order to establish a customer base upon which to build its operations. The Company's current ISP customer base is approximately 1,000, which number includes approximately 700 Internet service customers which the Company acquired in its recent acquisition of an ISP. The Company is also negotiating the acquisition of additional ISP assets and customers. The Company anticipates that planned acquisitions will result in the addition of 20,000 customers over the next six months. See "Products and Services -- Web Star" below.

         PRODUCTS AND SERVICES

         Telephone Entertainment Services. The Company's telephone entertainment services consist primarily of live psychic consultations and prerecorded messages designed to capitalize on the current popularity of "new age" themes. "New age" refers to astrological and psychic phenomena which can be explained through the use of horoscopes, tarot card and psychic readings and prognostications. The Company currently markets three 900 number entertainment services, each offering programs with unique features.

         The Company's live psychic entertainment services permit callers to engage in live one-on-one conversations with psychic operators and to receive personalized information responsive to their requests. The Company's live conversation 900 entertainment services are currently billed at rates of $3.49 to $3.99 per minute.

         The Company's prerecorded entertainment services currently include "Look to the Stars" (a horoscope program) and the Crystal Goddess Line (which focuses on the power of crystals). These services contain interactive features which permit callers to access a variety of information by responding to prerecorded messages. The Company's prerecorded 900 entertainment services are currently billed at a rate of $.99 to $2.99 per minute.

         The Company solicits consumers for its 900 number services by providing access to toll-free 800 numbers for an introduction to the Company's 900 services. The Company's entertainment services are available by calling designated 900 numbers from any telephone, provided that 900 blocking has not been ordered or imposed for such services. The Company's per-minute rates on telephone services are subject to applicable limitations imposed by carriers, including the limitation currently imposed by AT&T, the Company's primary long distance carrier, of $10 per minute.

         Membership Clubs. In April 1995, the Company introduced its first membership club, the American Psychic Club ("APC"), which provides approximately 30,000 current members with a variety of astrological and psychic related entertainment services for a monthly fee (currently $9.95). APC members receive a free monthly (three-minute) live psychic reading, access to certain of the Company's 900 services at special "members only" rates, club newsletters and a variety of membership gifts, as well as information relating to the Company's other services. The Company provides consumer access to toll-free 800 number service for club enrollment. Membership fees are billed on a monthly basis by regional Bell operating companies. In addition to monthly membership fees, the Company generates revenue from club members who access the Company's 900 telephone entertainment services. APC membership is currently increasing at the rate of approximately 3,000 members per month.

         Web Star. WSI, which has had limited operations to date, provides Internet-related services, including direct access, intranet and development and marketing of home pages on the Internet's World Wide Web. The Company completed one ISP acquisition to establish an initial customer base for WSI and anticipates execution of a definitive agreement for the acquisition of the assets and customers of a second ISP in order to expand WSI's customer base within approximately thirty (30) days. The Company anticipates acquiring additional Internet-related businesses to increase WSI's customer base.

         Pursuant to an Agreement for Purchase and Sale of Assets, the Company acquired substantially all of the assets, properties, rights and commercial business of Internet Paradise, Inc., a Georgia corporation ("Internet Paradise"), in July 1996. Internet Paradise, which was originally established in 1994, operated as a provider of the following Internet services: dial-up Internet access, Integrated Services Digital Network ("ISDN") access to the Internet, web page design and web page hosting services and "Web-phone" sales services. As a result of the acquisition, the Company acquired approximately 700 Internet service customers in the Atlanta, Georgia and Miami, Florida regions. The purchase price paid in connection with the acquisition consisted of (i) a 24 month promissory note in the original principal amount of $100,000 bearing interest at the rate of eight percent (8%) per annum, (ii) 50,000 shares of the Company's common stock, $.0001 par value, all of which are "restricted shares" as defined under the Securities Act of 1933 (the "Act"), and (iii) the right to receive additional shares of Common Stock in the event that the market price of the Common Stock does not reach certain targeted appreciation levels. In connection with the foregoing acquisition, the Company also assumed certain of the liabilities of Internet Paradise totaling $21,000. In addition, pursuant to the terms of purchase agreement, the Company entered into an employment agreement with Robert Castles, the founder of Internet Paradise. Pursuant to the terms of the employment agreement, the Company agreed to employ Mr. Castles in a management capacity with the Company for a three (3) year period. Mr. Castles' base compensation is $50,000 per year during the term of the contract.

         The Company anticipates execution of a definitive agreement for the purchase of the assets and business of Cyberdrive, LLC, an Ohio limited liability company ("Cyberdrive") within approximately the next thirty (30) days. Cyberdrive is an ISP with approximately 2,000 customers in the northern Ohio region. It provides the following Internet services: dial-up Internet access, ISDN access to the Internet, web page design and web page hosting services and electronic publishing retailed via the Internet through a joint venture arrangement with Overdrive Systems. The purchase price payable by the Company in connection with this acquisition is expected to consist of (i) 500,000 shares of the Company's common stock, $.0001 par value, all of which are "restricted shares" as defined under the Act, and (ii) the right to receive additional shares of Common Stock in the event that the market price of the Common Stock does not reach certain targeted appreciation levels. The Company and WSI will also assume certain liabilities of Cyberdrive. In connection with this transaction, Cyberdrive will be entitled to appoint two (2) members of the board of directors of the Company.


         DISTRIBUTION AND MARKETING

         The Company intends to actively pursue a strategy of growth by expanding both its club membership base and its general consumer markets, primarily through the use of telemarketing, direct mail and infomercials and other television advertising. Consistent with its aggressive growth strategy, the Company intends to produce new commercials, re-edit an existing infomercial for re-release and expand its telemarketing and direct mail marketing programs targeting existing and potential customers and club members.

         Advertising and Promotion. The Company's principal direct marketing methods include the use of television infomercials and commercials designed to achieve a high level of consumer awareness and appeal. The Company believes that consumer awareness and demand for telephone entertainment services has been increasing due principally to the use of television commercials and

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infomercials. Infomercials typically feature in-depth interviews and information designed to motivate viewers to place telephone calls to access services or join clubs. Infomercials generally take approximately six weeks to write and produce, and the costs generally range from approximately $10,000 to $250,000. The Company's ability to efficiently produce and air an infomercial is essential to its marketing strategy.

         To date, the Company has produced one (1) infomercial. This infomercial features programs intended to encourage viewers to call the Company's 900 numbers to access live psychic operators or astrology-related information. The Company has also created and produced ten (10) commercials in connection with the promotion of 900 number services and APC club membership.

         The Company believes that the quality of media time purchased by the Company will be a critical element in a successful direct marketing effort. Accordingly, as available funds increase, the Company will seek to purchase blocks of quality broadcast and cable television media in order to assure meaningful coverage of its infomercials and commercials in selected time slots and geographic markets, through media-purchasing agencies.

         Telemarketing. The Company currently utilizes its independent contractor psychics to perform inbound telemarketing activities. This strategy effectively provides an aggregate of approximately 1,200 persons to respond to incoming telephone calls from viewers of the Company's infomercials and commercials who are interested in club enrollment or are inquiring about membership clubs. The Company believes that an integral part of inbound telemarketing is the opportunity to increase revenues by offering or introducing additional or selected services, such as 900 number services, with a club enrollment.

         Direct Mail and Print Advertising. The Company also engages in direct mail and print advertising campaigns designed to promote entertainment services and APC themes, consisting of notifications, promotions, periodicals and membership kits.


         COMPETITION

         Telephone Entertainment Services and Membership Clubs. The Company faces intense competition in the marketing of its telephone entertainment services and membership clubs. The Company competes primarily on the basis of media placements on television and through direct mail solicitations. The Company's telephone entertainment services and membership clubs compete for consumer recognition with services which have achieved significant, national, regional and local consumer loyalty. Many of these entertainment services are marketed by companies which are well-established, have reputations for success in the development and marketing of services, have extensive experience in creating and producing infomercials and commercials featuring high profile celebrities, and have significantly greater financial, marketing, distribution, personnel and other resources than the Company. These financial and other capabilities permit such companies to implement extensive advertising and promotional campaigns, both generally and in response to efforts by additional competitors to enter into new markets and introduce new services.

         Certain of the Company's entertainment service competitors, including Inphomation Inc. and Gold Coast Media, dominate the industry and have the financial resources to enable them to withstand substantial price competition, which is expected to increase. Inphomation Inc. is the operator of the "Psychic Friends Network," a highly successful 900 telephone entertainment service marketed through frequently broadcast infomercials and commercials featuring Dionne Warwick. Gold Coast Media is also the operator of a highly successful 900 number psychic related telephone entertainment service marketed through infomercials and commercials featuring Kenny Kingston.

         In addition, because the telephone entertainment services industry has no substantial barriers to entry, competition from smaller competitors in the Company's target markets and from direct response marketing companies not currently offering telephone entertainment services and clubs are also expected to continue to increase significantly. The Company expects that direct marketing companies that have developed or are developing new marketing strategies, as well as other companies that have the expertise that would encourage them to seek to develop direct marketing capabilities, may attempt to enter the telephone entertainment services industry or develop membership clubs which would compete with the Company's services or clubs. The Company is also aware of other companies, including Quintel Entertainment, Inc., that have developed and introduced or are developing 900 number programs with a club concept, certain of which are psychic related. It is also possible for a small company to introduce a service or program with limited financial and other resources through the use of third-party agencies. Any such company having the potential for success may achieve rapid and significant growth as a result of the success of a single infomercial.

         The Company's 900 number services and APC membership club also compete with numerous other services and products which provide similar entertainment value, such as in-person psychic consultation and tarot card readings, newspapers, magazines, books and audio and video cassettes featuring "new age" themes, on-line computer programs and various other forms of entertainment which may be less expensive or provide other advantages to consumers. There can be no assurance that the Company will be able to continue to compete successfully, particularly as it seeks to enter into new markets.

         Internet Service Providers. The Internet access market in which the Company operates is extremely competitive. There are no substantial barriers to entry in either the Internet access or in Internet site development markets in which the Company competes. The Company expects competition in these markets to intensify in the future.

         The Company's current and prospective competitors include many large companies that have substantially greater market presence and financial, technical, marketing and other resources than the Company. The Company's Internet access business competes or expects to compete directly of indirectly with the following categories of companies: (i) national and regional commercial Internet service providers, (ii) established on-line services that offer Internet access, such as America Online, Inc., CompuServe Incorporated and Prodigy Services Company, (iii) computer hardware and software and other technology companies, such as IBM and Microsoft Corporation, (iv) national long-distance telecommunications carriers, such as AT&T Corp., which has announced its entry into the Internet access market, and MCI Communications Corporation and Sprint Corporation, which offer electronic messaging services,
(v) regional Bell operating companies such as Pacific Bell, which has announced a service to provide Internet access, (vi) cable operators, such as Comcast Corporation, Tele-Communications, Inc. and Time Warner, Inc. which have recently begun, on an experimental basis, to offer on-line services, and (vii) nonprofit or educational Internet service providers.

         The ability of these competitors or others to bundle services and products with Internet connectivity services could place the Company at a significant competitive disadvantage. In addition, certain of the Company's competitors that are telecommunications companies may be able to provide customers with reduced communications costs in connection with their Internet access services, reducing the overall costs of their Internet access solution and significantly increasing price pressures on the Company. There can be no assurance that the Company will be able to offset the effects of any price reductions with an increase in the number of its customers, higher revenue from enhanced services, cost reductions or otherwise.

         The Company believes that its ability to compete successfully in the markets described above depends upon a number of factors, including market presence; the capacity, reliability and security of its network infrastructure; the adequacy of the Company's customer support services; the pricing policies of its competitors and suppliers; the timing of introductions of new services by the Company and its competitors; the Company's ability to support existing and emerging industry standards; and industry and general economic trends. There can be no assurance that the Company will have the financial resources, technical expertise or marketing and support capabilities to continue to compete successfully.


         SERVICE BUREAUS

         The Company has engaged West Interactive Corporation ("West"), Enhanced Services Billing, Inc. ("ESBI") and International Telemedia Associates, Inc. ("ITA") to provide billing and collection services and accounts receivable financing in connection with the Company's 900 number services and membership clubs. The Company is dependent upon West, ESBI and ITA to provide quality services on a timely basis and on favorable terms. Failure by West, ESBI or ITA to provide such services could result in material interruptions in the Company's operations.

         Substantially all of the Company's accounts receivable represent funds due under accounts receivable financing arrangements with the following companies: (i) West, which services the Company's 900 number services; (ii) ESBI, which services the Company's APC membership business; and (iii) ITA, which also services APC membership business. West, ESBI and ITA withhold a portion of settled accounts receivable as a cash reserve as security for potential consumer charge backs which may occur subsequent to the settlement cycle (generally 60 to 120 days) for receivables. The Company's arrangement with West provides for the advance of 50% of settled accounts receivable on a weekly basis up to $1,000,000. The Company's arrangement with ESBI provides for the advance of 40% of settled accounts receivable on a weekly basis up to $500,000. The Company's arrangement with ITA provides for the advance of approximately 65% of settled accounts receivables. Delays in collection or uncollectability of accounts receivable by third-party carriers or service bureaus, over which the Company has no control, could result in increased cash reserves held by service bureaus, adversely affecting the Company's liquidity and working capital position.


         INSURANCE

         The Company may be subject to substantial liability as a result of claims made by consumers arising out of services provided by the Company's independent contractors and employees. The Company is aware that claims have been made against other companies engaged in providing telephone entertainment services on the basis of advice or prognostications disseminated through such services. The Company carries general liability insurance with a $1,000,000 per occurrence and $2,000,000 aggregate limit. In addition, the Company is seeking errors and omissions insurance with equivalent coverage. Management anticipates that such insurance will be in place before December 31, 1996. There can be no assurance that such insurance will be sufficient to cover potential claims or that an adequate level of coverage will be available in the future at a reasonable cost. The Company seeks to limit any such potential liability by providing disclaimers in connection with its services and regards its 900 services and membership clubs as "entertainment." There can be no assurance, however, that the Company will not face claims resulting in substantial liability for which the Company is partially or completely uninsured. A partially or completely uninsured claim against the Company, if successful and of sufficient magnitude, would have a material adverse effect on the Company.


         TRADEMARK

         On September 20, 1996, the Company filed a Trademark/Service Mark Application with the Patent and Trademark Office of United States Department of Commerce to request the registration of the service mark "WEB-STAR." The Company also has a Internet domain registration of "Web-Star.net."


         GOVERNMENT REGULATION

         Telephone Entertainment Services Industry. The telephone entertainment services industry is subject to extensive, stringent and frequently changing federal, state and local laws and substantial regulation under these laws by governmental agencies, including the Federal Communications Commission ("FCC"), the Federal Trade Commission ("FTC"), the Department of Justice, the United States Postal Service, various state Attorneys General and state and local consumer protection agencies. Regulations applicable to carriers and providers of telephone entertainment services are interpreted and enforced by regulatory authorities with broad discretion and impose significant compliance burdens and risks on the Company.

         The FCC regulates carriers that transmit calls and bill and collect charges, as well as the broadcast and cable television industry, including networks and stations that carry the Company's infomercials and commercials. The FTC, which is the regulatory authority with primary jurisdiction over the advertising of 900 number services, is responsible for enforcing various federal laws intended to protect consumers against deceptive trade practices, including misleading advertising, and has promulgated regulations governing, among other things, program content and advertising and promotional disclosures for telephone entertainment services and infomercials. In response to substantial complaints by consumers regarding fraudulent telemarketing activities, the FTC has recently enacted additional regulations governing telemarketing activities which, among other things, enable the FTC to impose substantial penalties for fraudulent telemarketing activities and, require the telemarketer to disclose the product or service being offered, the cost of such product or service, any restrictions that may apply before asking for a credit card or bank information and, if there is a no refund policy, to disclose such policy. Such regulations also restrict telemarketing calls from being placed between 9:00 p.m. and 8:00 a.m. without the prior consent of the person being called. In addition, the FTC has empowered state Attorneys General to seek injunctions in federal courts for fraudulent telemarketing activities. The Department of Justice and the United States Postal Service also enforce various federal laws intended to prevent the use of wires or mail for fraudulent or deceptive purposes.

         The principal federal regulation governing pay-per-call operations is the Telephone Disclosure and Dispute Resolution Act of 1992 ("TDDRA"). Among other things, TDDRA provides guidelines with respect to pricing and marketing of telephone entertainment services, including services offered through 800 and 900 numbers. Pending regulations and legislation, if adopted, would require that billing authorization for 800 number service be in writing and specifically provide pricing information, information relating to the provider, a provider's agreement to notify the customer of changes in billing rates in advance, customer payment options, as well as the customer's signature to create an obligation to pay for 800 number service. The Company utilizes toll-free 800 numbers in connection with club member enrollment and consumer solicitation and believes that currently proposed regulations, if adopted, would not be applicable to the Company's operations. There can be no assurance, however, that such regulations, if adopted, would not be interpreted by carriers or regulatory authorities to be applicable to the Company, which could prevent the Company from continuing to market its membership clubs and enroll members in the manner currently conducted.

         The Company believes that it is in substantial compliance with all material federal and state laws and regulations governing its provision of 800 and 900 number entertainment services, all of its billing and collection practices and the advertising of its services and has obtained or is in the process of obtaining all licenses and permits necessary to engage in telemarketing activities. In addition, the Company believes that its advertising materials relating to its 900 number services are in substantial compliance with the applicable provisions of TDDRA and the rules promulgated by the FTC pursuant thereto, specifically applicable to the advertising of 900 number services, and are also in substantial compliance with the applicable provisions of those state laws and regulations specifically regulating the advertising of 900 number services, as such laws and regulations have been interpreted and enforced as of the date hereof. Although the Company from time to time receives requests for information from, or is forwarded consumer complaints by, regulatory authorities, the Company has not been subject to any enforcement actions by any regulatory authority, nor, to its knowledge, is any such action threatened or contemplated. Nevertheless, amendments to or interpretations and enforcement of existing statutes and regulations, adoption of new statutes and regulations and the Company's expansion into new jurisdictions and 900 services could require the Company to continually alter methods of operations, modify the content or use of its services or the manner in which it markets it services, which could result in material interruptions in its operations. There can be no assurance that the Company will be able, for financial or other reasons, to comply with applicable laws and regulations or that regulatory authorities will not take action to limit or prevent the Company from advertising, marketing or promoting its services and membership clubs or otherwise require the Company to discontinue or substantially modify the content of its services. Failure to comply with applicable laws and regulations could subject the Company to civil remedies, including substantial fines, penalties and injunctions, as well as possible criminal sanctions, which would have a material adverse effect on the Company.

         Internet Access and Service Provider Industry. Data network access providers are generally not regulated under the laws and regulations governing the telecommunications industry. Accordingly, except for regulations governing the ability of the Company to disclose the contents of communications by its customers, there are no government imposed limitations or guidelines pertaining to customer privacy or the pricing, service characteristics or capabilities, geographic distribution or quality control features of Internet access services. There exists, however, the risk that a U.S. governmental policy for the data network access industry could be implemented by executive order, legislation or administrative order. If such a policy is adopted, it could have a material adverse effect on the Company. The Company cannot predict the impact, if any, that future regulation or regulatory changes may have on its Internet access business. The Telecommunications Act of 1996 (the "1996 Telecommunications Act"), which became effective on February 8, 1996, imposes criminal liability on persons sending or displaying in a manner available to minors indecent material on an interactive computer service such as the Internet. The 1996 Telecommunications Act also imposes criminal liability on an entity knowingly permitting facilities under its control to be used for such activities. Entities solely providing access to facilities not under their control (including transmissions, downloading, intermediate storage, access software and other incidental capabilities) are exempt from liability, as are service providers that take good faith, reasonable, effective and appropriate actions to restrict access by minors to the prohibited communications. The constitutionality of these provisions is being challenged in federal court, and the interpretation and enforcement of them are uncertain. This legislation may decrease demand for Internet access, chill the development of Internet content, or have other adverse effects on Internet access providers such as the Company. In addition, in light of the uncertainty attached to interpretation and application of this law, there can be no assurance that the Company would not have to modify its operations to comply with the statute, including prohibiting users from maintaining home pages on the World Wide Web.

         In January 1995, the FCC ruled that telephone companies must charge a separate subscriber line charge for each derived channel available in an ISDN bundle. An ISDN bundle generally provides from three to 24 channels. This ruling may result in increased cost being imposed on the Company and, consequently, could adversely affect the Company's business, financial condition or results of operations.


         EMPLOYEES

         The Company currently employs 70 people, a majority of whom are customer service and production personnel for the Company's telephone entertainment service business. None of the Company's employees are represented by a union. The Company believes that its relations with its employees are good.


ITEM 2.     MANAGEMENT DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

LIQUIDITY AND CAPITAL RESOURCES

         Six Months Ended June 30, 1996. During the six month period ended June 30, 1996, the Company continued to expand its psychic telephone entertainment service and club operations. The Company's cash position increased from -0- to $108,606 and working capital increased by $643,609 to $1,004,309 during the six month period ended June 30, 1996. The improvement in the Company's working capital position was primarily attributable to the sale of common stock by the Company pursuant to a private offering resulting in gross proceeds of $612,500 and increases in accounts receivable. Accounts receivable increased from $638,695 at December 31, 1995 to $880,475 at June 30, 1996. This $241,780 increase was primarily attributable to increasing revenues and slower reimbursements from service bureaus. In order to support its expanding operations, the Company also made capital expenditures for furniture and equipment in the amount of $96,502 during the six month period ended June 30, 1996.

         Management anticipates that its expansion strategy for WSI will require significant expenditures for furniture and equipment, as well as increased general and administrative expenses primarily due to the hiring of additional personnel and advertising expenses related to WSI operations. These expenditures are expected to be funded by revenues from operations as well an approximately $500,000 bank credit facility which management is currently negotiating. The Company may also sell equity securities to fund expansion activities. Selling, general and administrative expenses are also expected to increase in future periods due to the increased legal and accounting expenses incurred by the Company in order to maintain its reporting status with the Securities and Exchange Commission. Management believes that cash flow from operations will be sufficient to fund these expenditures.

         Fiscal 1995 Compared to Fiscal 1994. The Company commenced active operations in April 1995. During fiscal 1994 and the first quarter of 1995, the Company's operations were limited. The Company's working capital position improved from ($56,674) at December 31, 1994 to $360,700 at December 31, 1995. This improvement was primarily attributable to the exponential growth of the Company's business in fiscal 1995 as compared to fiscal 1994. Accounts receivable increased from $0 at December 31, 1994 to $638,695 at December 31, 1995. Inventory, which consists of promotional packages used in connection with psychic club operations, increased from $0 to $52,095 at December 31, 1994 and 1995, respectively. The Company also acquired $9,835 of computer equipment to support its operations during the year ended December 31, 1995.

         The growth in operations was financed through a combination of equity and long and short term debt. In February 1995, the Company completed a private placement of units consisting of shares of common stock and debentures generating net proceeds of $135,000. The holders of the debentures subsequently elected to convert the debentures and accrued interest to sixteen (16) month promissory notes. At December 31, 1995, $129,130 remained outstanding on these promissory notes. The Company also obtained short term advances from certain principal stockholders and officers with no set maturity date or specified rate of interest. An aggregate of $117,000 was outstanding on these obligations at December 31, 1995.

RESULTS OF OPERATIONS

         Six Months Ended June 30, 1996 Compared to Six Months Ended June 30, 1995. Revenues for the six months ended June 30, 1996 increased by $2,397,206 (420.5%) as compared to the six months ended June 30, 1995. This increase is attributable to growth in operations as well as the fact that the prior year's period included only approximately three months of active operations. The Company's gross profit margin decreased from 51.6% during the six months ended June 30, 1995 to 38.79% during the six months ended June 30, 1996. This decrease is primarily attributable to (i) lesser gross profit margins attributable to the telephone entertainment services and membership club fulfillment which the Company provides on a contract basis to other companies and (ii) increased bad debt reserves and chargebacks. Selling, general and administrative expenses increased from $111,944 to $838,132 during the six month periods ended June 30, 1995 and 1996, respectively. Selling, general and administrative expenses also increased as a percentage of revenue from 19.6% to 28.2% during the respective periods. This increase is attributable to the increased level of operations of the Company as well as investment in additional personnel and facilities necessary to support continued growth.

          Fiscal 1995 Compared to Fiscal 1994. Revenues for fiscal 1995 increased by $2,590,023 (840.6%) as compared to fiscal 1994. This increase is attributable to growth in operations as well as the fact that the prior year included only approximately nine months of active operations. The Company's gross profit margin increased from 1.02% during the year ended December 31, 1994 to 45.04% during the Year ended December 31, 1995. This increase is primarily attributable to the Company's increased level of revenues. Selling, general and administrative expenses increased from $59,107 to $554,942 during the years ended December 31, 1994 and 1995, respectively. Selling, general and administrative expenses decreased slightly as a percentage of revenue from 19.18% to 19.15% during the respective periods.


ITEM 3.      DESCRIPTION OF PROPERTY.

         The Company leases approximately 4,200 square feet of space in Boca Raton, Florida, all of which is currently used for the Company's principal executive offices. The lease for such premises expires on February 28, 1998. The current monthly base rent is $4,500, which amount will be increased to $4,725 per month commencing on February 28, 1997 for the remainder of the term of the lease. The Company also occupies approximately 7,200 square feet of office space in Deerfield Beach, Florida, pursuant to a lease which commenced in July 1996 and continues for a twenty-six (26) month period thereafter with rent payable in accordance with the following monthly base rental schedule: $4,200 per month for the first twelve (12) months; $4,410 per month for the next twelve (12) months; and $4,630.50 per month during the last two (2) months. In addition, the Company leases approximately 800 square feet of office space in Atlanta, Georgia, for its ISP operations at a rent of $850 per month under a six (6) month lease which commenced August 1, 1996. The Company believes that its current facilities are satisfactory for its present needs.

ITEM 4.      SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

         The following table sets forth certain information regarding the ownership of the Company's common stock, $.0001 par value ("Common Stock") as of October 23, 1996, (i) by each person who is known by the Company to be the beneficial owner of more than 5% of its Common Stock; (ii) by each of the Company's directors and officers; and (iii) by all of the Company's directors and officers as a group:

Shareholder(1)                               No. of Shares      Percentage
-----------                                  -------------      ----------
Richard C. Peplin, Jr.(2)                      1,190,650           19.5%
David Russell, Jr                                759,000           12.9%
Edward D. Arioli(3)                              737,740           12.4%
Theodore Farnsworth                              746,500           12.7%
Apportum Consulting Corp.(4)                     848,047           13.3%
Bloomfield Micro Cap Bridge(5)                   375,000            6.4%
Fund, LLC
Charles Spina                                    315,914            5.4%
All officers and directors as a                3,433,890           55.5%
group (4 persons)

--------------------

(1)      The addresses of these shareholders are as follows: Richard C. Peplin,
         Jr.: 25100 Detroit Road, Westlake, Ohio 44145; David Russell, Jr.; 1499
         W. Palmetto Park Rd., Suite 310, Boca Raton, Florida 33486; Edward
         Arioli: 1499 W. Palmetto Park Rd., Suite 310, Boca Raton, Florida 33486; Theodore J. Farnsworth: 1499 W. Palmetto Park Rd., Suite 310, Boca Raton, Florida 33486. Apportum Consulting Corp.: 90 Park Avenue, 16th Floor, New York, New York 10016; Bloomfield Micro Cap Bridge Fund, LLC, 33 Bloomfield Hills Parkway, Suite 15, Bloomfield Hills, Michigan 48304; Charles Spina: One World Trade Center, Suite 8929, New York, New York 10048.

(2) Includes warrants to purchase an aggregate of 247,163 shares of Common Stock issued in consideration of certain advances made to the Company and the cancellation of certain Company indebtedness as follows: (i) a warrant issued to Mr. Peplin to purchase 142,900 shares of the Company's Common Stock at an exercise price of $1.00 per share and exercisable at any time during the three (3) year period commencing June 6, 1996; and (ii) a warrant to purchase 104,263 shares of the Company's Common Stock issued to Lakewood Mfg. Co. P/S Trust FBO Richard C. Peplin, Jr., at an exercise price of $1.00 per share and exercisable at any time during the three (3) year period commencing June 6, 1996. Also includes 104,263 shares held by Lakewood Mfg. Co. P/S Trust FBO Richard C. Peplin, Jr. (See "Item 7. Certain Relationships and Related Transactions" and "Item 8. Description of Securities" below.)

(3) Includes a warrant to purchase 69,370 shares of Common Stock issued to Mr. Arioli in consideration for the cancellation of certain indebtedness owed by the Company to said shareholder, at an exercise price of $1.00 per share and exercisable at any time during the three
         (3) year period commencing June 6, 1996. The warrants carry piggy-back registration rights. (See "Certain Relationships and Related Transactions" and "Description of Securities.")

(4) Includes 337,880 shares held of record by Apportum Consulting Corp. ("Apportum") and 10,167 shares held of record by Invest L'Inc. Bridge Fund, LLC, an affiliate of Apportum. Also includes (i) warrants to purchase 250,000 shares of Common Stock, $.0001 par value, at an exercise price of $1.00 per share, expiring July 1, 2001, held by Invest L'Inc. Partners, LLC, a consultant to the Company and an affiliate of Apportum and (ii) warrants to purchase 250,000 shares of Common Stock, $.0001 par value, at an exercise price of $1.00 per share, expiring July 1, 2001, held by River Capital, Inc., a consultant to the Company and an affiliate of Invest L'Inc. Partners LLC. None of Apportum, Invest L'Inc. Bridge Fund, LLC, Invest L'Inc. Partners, LLC, or River Capital, Inc., or any of their respective shareholders or beneficiaries, are officers, directors or affiliates of the Company. (See "Description of Securities.")

(5) Includes 87,500 shares held by Michael J. Feldman, a manager of Bloomfield Micro Cap Bridge Fund, LLC ("Bloomfield") and 87,500 shares held by Robert S. Gigliotti, another manager of Bloomfield.

ITEM 5.      DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.


Directors and Executive Officers.

         The directors and executive officers of the Company are as follows:

         Name           Age    Position
         ----           ---    --------

Richard C. Peplin, Jr.  38     Chairman of the Board of Directors, Chief
                               Executive Officer and President

David Russell, Jr.      30     Vice President, Secretary, Treasurer and Director

Edward D. Arioli        55     Director

Theodore Farnsworth     34     Director

Elliott Dworkin         47     Nominee

Sidney Dworkin          75     Nominee


         All directors serve a term of one year or until their successors have been duly elected and qualified.


         RICHARD C. PEPLIN, JR. has served as Chairman, Chief Executive Officer and President of the Company since its March 1996 inception, and prior thereto served as a director of PDN beginning in January 1996 and as a consultant to PDN since June 1995. Mr. Peplin devotes approximately sixty (60) hours per week of his time to the Company. From 1987 to the present Mr. Peplin has served as president of Lakewood Mfg. Co., a defense contractor and supplier of metal parts and assemblies to numerous OEM's and the U.S. Department of Defense, which has annual sales of over $7,000,000 and more than 90 employees. In addition, from 1986 to the present Mr. Peplin has served as vice president of Talan Products, Inc., a metal stamping supplier which he co-founded. Originally capitalized with only $10,500, Talan Products had 1995 sales of $6.8 million and employs over 50 persons. Mr. Peplin has also been involved in several other business ventures, including Medquest Management, Inc., a home health care provider, which was sold to Abbey Healthcare in 1993.

         DAVID RUSSELL, JR. has served as Vice President, Secretary, Treasurer and a Director of the Company since its March 1996 inception, and prior thereto served as PDN's secretary and a director since inception. From 1990 to March 1996, he served as a vice president and director of Cannon Marketing Group, Inc. Mr. Russell has also served as an independent consultant to various audiotext (pay per call) companies since 1993. From 1987 to 1989 he served as vice president of sales and marketing for Automotive Remanufacturing Wholesale Componentry Co., a company engaged in sales of service contract agreements.

         EDWARD D. ARIOLI has served as a Director of the Company since its March 1996 inception and prior thereto served as PDN's vice president, treasurer and a director since inception. Mr. Arioli also serves as an officer and director of Cannon Marketing Group, Inc. From 1986 to 1996, Mr. Arioli has served as the president of Americorp Financial, a company involved in the leasing of medical equipment, which had 1995 sales of approximately $20 million. Mr. Arioli sold his interest in Americorp Financial and resigned as its chairman in August, 1996. From 1975 through 1982 he owned and operated a medical equipment rental company. This company was then merged with Foster Medical Corp. which was subsequently purchased by Avon Products Corp. From 1984 to 1986 Mr. Arioli served as vice president of business development for the medical division of Avon. While at Foster Medical and Avon, Mr. Arioli oversaw the acquisition of approximately 100 home health care providers. Mr. Arioli then left Avon and formed Medquest Management, Inc., a home health care provider, which was subsequently sold to Abbey Healthcare in 1993. Mr. Arioli remains an active investor and consultant.

         THEODORE FARNSWORTH has served as a Director of the Company since its March 1996 inception and prior thereto served as PDN's president and as a director. He has been involved in various aspects of the 900 telephone number field since 1990. In 1992, Mr. Farnsworth produced a 30 minute infomercial featuring Latoya Jackson and a psychic 900 telephone network. Since 1992 Mr. Farnsworth has served as the president of Cannon Marketing Group, Inc. From 1990 to 1992, Mr. Farnsworth served as president of Pepi Communications.

                  The following persons have been nominated to serve as members of the Company's Board of Directors in connection with the proposed acquisition of Cyberdrive. They will be appointed to fill vacancies on the board effective upon the closing of the Cyberdrive acquisition. See "Item 1. Description of Business -- Products and Services -- Web Star."

         ELLIOTT DWORKIN has been nominated to serve as a Director of the Company. From February 20, 1986, Mr. Dworkin has been the President of Cyberdrive. From September 1972 to October, 1984, Mr. Dworkin was the Senior Vice President of Revco Discount Drug Stores. He has over 25 years of marketing and advertising experience at both the local and national levels. Mr. Dworkin obtained his Bachelor of Arts Degree in Economics from Oakland University in 1972.

         SIDNEY DWORKIN has been nominated to serve as a Director of the Company since October 21, 1996. Mr. Dworkin founded Revco Discount Drug Stores with four stores in 1956 and was thereafter responsible for adding an additional 2,000 stores prior to his retirement from Revco in 1987. He currently sits on the board of directors of numerous public corporations including Viragen, Northern Instruments, Comtrex Systems and Cosmetic Corp. of America. Mr. Dworkin obtained his Bachelors Degree in Accounting from Wayne State University in 1941. Sidney Dworkin is the father of Elliott Dworkin.

ITEM 6.      EXECUTIVE COMPENSATION.

Compensation of Officers.

         No executive officer of the Company was paid cash or non-cash compensation in excess of $100,000 during the fiscal years ended December 31, 1994 or December 31, 1995. The following table sets forth the compensation paid by the Company to its chief executive officer for services rendered during fiscal 1993, 1994 and 1995. The Company did not employ any other executive officer whose total annual salary and bonus exceeded $100,000 during fiscal 1993, 1994 or 1995 or is expected to exceed $100,000 in fiscal 1996.

                                                                        ANNUAL COMPENSATION
                                                          -----------------------------------------------
                                                                                          OTHER ANNUAL
                                                                                          COMPENSATION
NAME AND PRINCIPAL POSITION                      YEAR      SALARY ($)      BONUS ($)           ($)
--------------------------------------------   --------   -------------   -----------   -----------------
Richard C. Peplin, Jr., Chairman of ........     1993     $    -0-        $    -0-        $    -0-
the Board of Directors, Chief ..............     1994     $    -0-        $    -0-        $    -0-
Executive Officer and President.............     1995     $    -0-        $    -0-        $    -0-


         Mr. Peplin received $31,442.15 in total compensation from January 1, 1996 to September 30, 1996. Mr. Peplin's total annual salary and bonus is expected to total $65,000 during fiscal 1996.


Compensation of Directors.

         Directors receive no compensation for their services as such.


Employment Agreement.

         The Company does not have an employment agreement with Mr. Peplin or any other executive officer.


ITEM 7.      CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

         On July 1, 1996, Richard C. Peplin, Jr., the Chief Executive Officer and a Director of the Company, as the holder of a promissory note made by Psychic Discovery Network, Inc. dated May 1995, in the original principal amount of $7,756.75, agreed to cancel and extinguish the principal amount and $799.25 of accrued interest in exchange for 8,556 shares of the Company's Common Stock all in accordance with the terms of a Cancellation of Indebtedness Certificate dated July 1, 1996. Similarly, on July 1, 1996, Lakewood Mfg. Co. P/S Trust FBO Richard C. Peplin, Jr. ("Lakewood"), as the holder of a promissory note made by Psychic Discovery Network, Inc. dated August 8, 1995, in the original principal amount of $94,900, agreed to cancel and extinguish the principal amount and $9,363 of accrued interest in exchange for 104,263 shares of the Company's

Common Stock all in accordance with the terms of a Cancellation of Indebtedness Certificate dated July 1, 1996.

         Edward D. Arioli, a Director of the Company, as the holder of a promissory note made by Psychic Discovery Network, Inc. dated July 20, 1995, in the original principal amount of $62,000, agreed to cancel and extinguish the principal amount and $7,370 of accrued interest in exchange for 69,370 shares of the Company's Common Stock all in accordance with the terms of a Cancellation of Indebtedness Certificate dated July 1, 1996.

         On June 6, 1996, warrants to purchase Shares of the Company's Common Stock were issued in consideration of certain advances made to the Company and the agreement to cancel certain Company indebtedness as follows: (i) warrants to purchase 142,900 shares of Common Stock were issued to Mr. Peplin with an exercise price of $1.00 per share and expiring June 6, 1999; (ii) warrants to purchase 69,370 Shares of Common Stock were issued to Mr. Arioli with an exercise price of $1.00 per share and expiring June 6, 1999; and (iii) warrants to purchase 104,263 Shares of Common Stock were issued to Lakewood Mfg. Co. P/S Trust FBO Richard C. Peplin, Jr., with an exercise price of $1.00 per share and expiring June 6, 1999. In each case, the warrants carry piggy-back registration rights.

         The Company entered into Business Consultant Agreement dated as of March 6, 1996 (the "Consulting Agreement"), with Invest L'Inc. Partners, LLC ("ILP") and River Capital, Inc. ("River" and, together with ILP, the "Consultants"). The Consultants, including their affiliates, are the beneficial owners of approximately 13.3% of the Company's Common Stock, inclusive of certain warrants described below (see "Item 4. Security Ownership of Certain Beneficial Owners and Management"). The Consultants provide financial consulting and public relations services to the Company. The Consulting Agreement has a 24 month term and provides for the reimbursement of the Consultants' expenses. The Consulting Agreement also provides for the issuance to each of ILP and River, or their designee(s), warrants to purchase 250,000 shares of the Company's Common Stock at an exercise price of $1.00 per share. These warrants are exercisable for a period of five (5) years from July 1, 1996 and are transferable only in compliance with applicable federal and state securities laws. The shares of Common Stock issuable upon exercise of the warrants carry piggyback registration rights which entitle the holder to elect to have his or her shares registered under the Securities Act of 1933, as amended, in the event that the Company files a registration statement under such act, subject to certain limitations.

         Historically, the Company's operations were conducted by a group of affiliated entities, including Psychic Discovery Network, Inc. ("PDN"), American Psychic Network, Inc. ("APN"), On-Line Management, Inc. ("On-Line") and Cannon Marketing Group, Inc. ("Cannon"). On March 29, 1996, PDN acquired assets related to the Company's operations from Cannon in a non-cash transaction. On May 20, 1996, APN was merged into PDN and PDN became a wholly-owned subsidiary of the Company. On October 18, 1996, On-Line was merged into PDN, completing the consolidation of the Company's operations. The Company's financial statements reflect historical transactions between these now consolidated entities and operations.

         The Company believes that all of the transactions entered into by it were fair and reasonable, and intends that all future transactions, if any, with affiliates will be on terms no less favorable than could be obtained from unaffiliated parties.

ITEM 8.      DESCRIPTION OF SECURITIES.

Common Stock

         The authorized capital stock of the Company consists of 20,000,000 shares of common stock, $.0001 par value ("Common Stock"), of which, as of October 23, 1996, 5,872,518 shares of Common Stock were issued and outstanding and held of record by approximately 512 persons. Each holder of record of shares of the Company's Common Stock is entitled to receive such dividends as may be declared by the Company's Board of Directors from funds legally available therefore. Each holder of record of the Company's Common Stock is entitled to one vote per share in the election of the Company's directors and all other matters submitted to a vote of shareholders and to share ratably in all assets available for distribution to holders of record of Common Stock upon liquidation or dissolution. Cumulative voting is not permitted in the election of directors. There are no preemptive rights to subscribe for any of the Company's securities and there are no conversion rights or sinking fund provisions applicable to the Company's Common Stock. The Company does not intend to pay any dividends on its Common Stock in the foreseeable future.

Common Stock Purchase Warrants

         Certain of the Company's shareholders and/or their affiliates have received, as consideration for advances made to the Company and the cancellation of certain indebtedness owed by the Company, warrants to purchase an aggregate of 316,533 shares of Common Stock at an exercise price of $1.00 per share (see "Item 7. Certain Relationships and Related Transactions" above). These warrants are exercisable at any time during the three (3) year period commencing June 6, 1996. The shares of Common Stock issuable upon exercise of the warrants carry piggyback registration rights which entitle the holder to elect to have his or her shares registered under the Securities Act of 1933 in the event the Company files a registration statement under such act, subject to certain limitations.

         In connection with a Consulting Agreement, warrants to purchase 250,000 shares of Common Stock were issued to each of Invest L'Inc. Partners, LLC and River Capital, Inc. (see "Item 7. Certain Relationships and Related Transactions" above). The warrants have an exercise price of $1.00 per share and expire July 1, 2001. The shares of Common Stock underlying these warrants carry piggyback registration rights which entitle the holder to elect to have his or her shares registered under the Securities Act of 1933 in the event that the Company files a registration statement under such act, subject to certain limitations.

Transfer Agent

         The Transfer Agent for the Company's Common Stock will be American Stock Transfer & Trust Company, 40 Wall Street, New York, New York 10005.

PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

         To date, there has been no trading activity in the Company's Common Stock. The Common Stock has not been listed on an exchange or quoted on NASDAQ. Because of the lack of any public trading market, the Company is unable to present historical information with respect to its Common Stock.

         As of October 23, 1996, there were approximately 512 record holders of the Company's Common Stock.

         The Company has not paid any cash dividends since its inception and does not contemplate paying dividends in the foreseeable future. It is anticipated that earnings, if any, will be retained for the operation of the Company's business.


ITEM 2.      LEGAL PROCEEDINGS.

         There are no pending legal proceedings to which the Company or the property of the Company are subject. In addition, no proceedings are known to be contemplated by a governmental authority against the Company or any officer or director of the Company.


ITEM 3.      CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

         Inapplicable.


ITEM 4.      RECENT SALES OF UNREGISTERED SECURITIES.

         From February to June 1995, Psychic Discovery Network, Inc., now a subsidiary of the Company, conducted a private placement of 5.5 units, with each unit consisting of twenty-five (25) shares of common stock and a $25,000 debenture. Psychic Discovery Network, Inc. raised gross proceeds of $137,500 in its private offering, of which $25,000 was sold after May 6, 1995. Sales in the private offering were made in reliance on the exemptions from registration afforded by Sections 3(b) and 4(2) of the Securities Act of 1933 and Rules 504 and 506 of Regulation D promulgated thereunder.

         Between May 6, 1996 and June 30, 1996, the Company conducted a private offering of shares of its Common Stock at an offering price of $1.00 per share. The Company raised gross proceeds of $612,500 in the private offering. Sales in the private offering were made in reliance on the exemption from registration afforded by Section 3(b) of the Securities Act of 1933 and Rule 504 of Regulation D promulgated thereunder.

         On July 1, 1996, in consideration for the cancellation of certain indebtedness owed by the Company to certain individuals and/or entities, the Company issued shares of its Common Stock, pursuant to Section 4(2) of the Securities Act of 1933, as follows: (i) 8,556 shares to Mr. Peplin; (ii) 104,263 shares to Lakewood Mfg. Co. P/S Trust FBO Richard C. Peplin, Jr.; and (iii) 69,370 shares to Mr. Arioli. See "Part I, Item
7. Certain Relationships and Related Transactions."

         Pursuant to an Agreement for Purchase and Sale of Assets, the Company acquired substantially all of the assets, properties, rights and commercial business of Internet Paradise, Inc., a Georgia corporation, in July 1996. The purchase price included 50,000 shares of the Company's Common Stock issued in reliance on the exemption from registration afforded by 4(2) of the Securities Act of 1933. See "Part I, Item 1. Description of Business - Business of the Issuer - Products and Services - Web Star."

         On August 21, 1996, Gadwall Book Co Inc., a Delaware corporation ("GBCI"), was merged with and into the Company. In connection with this merger, the Company issued an aggregate of 1,027,922 shares of its Common Stock to the shareholders of GBCI. The exchange ratio was negotiated between the Company and GBCI in the first quarter of 1996, prior to the private offering of shares of Common Stock described above. The value of all of the outstanding shares of GBCI, based upon a contemporaneous sale of GBCI common stock in a bona fide sale, was approximately $55,625. Common Stock was issued by the Company to the shareholders of GBCI in reliance on the exemption from registration afforded by
Section 3(b) of the Securities Act of 1933 and Rule 504 of Regulation D promulgated thereunder.


ITEM 5.      INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Delaware Statutes.

         Section 145 of the Delaware General Corporation Law, as amended, provides for the indemnification of the Company's officers, directors, employees and agents under certain circumstances as follows:

         "(a) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

         (b) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

         (c) To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

         (d) Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (3) by the stockholders.

         (e) Expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys' fees) incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the board of directors deems appropriate.

         (f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

         (g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this section.

         (h) For purposes of this section, references to "the corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

         (i) For purposes of this section, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this section.

         (j) The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

         (k) The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation's obligation to advance expenses (including attorneys' fees). (Last amended by Ch.261,L.'94,eff.7-1-94.)"


Certificate of Incorporation.

         The Company's Certificate of Incorporation provides that the directors of the Company shall be protected from personal liability to the fullest extent permitted by law. The Company's Bylaws also contain a provision for the indemnification of the Company's directors (see "Indemnification of Directors and Officers - Bylaws" below).


Bylaws.

         The Company's Bylaws provide for the indemnification of the Company's directors, officers, employees, or agents under certain circumstances as follows:

         "7.1 Authorization For Indemnification. The Corporation may indemnify, in the manner and to the full extent permitted by law, any person (or the estate, heirs, executors, or administrators of any person) who was or is a party to, or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation), by reason of the fact that such person is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation, and with respect to any criminal action or proceeding, that he had reasonable cause to believe that his conduct was unlawful.

         7.2 Advance of Expenses. Costs and expenses (including attorneys' fees) incurred by or on behalf of a director or officer in defending or investigating any action, suit, proceeding or investigation may be paid by the Corporation in advance of the final disposition of such matter, if such director or officer shall undertake in writing to repay any such advances in the event that it is ultimately determined that he is not entitled to indemnification. Such expenses incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the Board deems appropriate. Notwithstanding the foregoing, no advance shall be made by the Corporation if a determination is reasonably and promptly made by the Board by a majority vote of a quorum of disinterested directors, or (if such a quorum is not obtainable or, even if obtainable, a quorum of disinterested directors so directs) by independent legal counsel in a written opinion, or by the stockholders, that, based upon the facts known to the Board or counsel at the time such determination is made, (a) the director, officer, employee or agent acted in bad faith or deliberately breached his duty to the Corporation or its stockholders, and (b) as a result of such actions by the director, officer, employee or agent, it is more likely than not that it will ultimately be determined that such director, officer, employee or agent is not entitled to indemnification.

         7.3 Insurance. The Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise or as a member of any committee or similar body against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under the provisions of this Article or applicable law.

         7.4 Non-exclusivity. The right of indemnity and advancement of expenses provided herein shall not be deemed exclusive of any other rights to which any person seeking indemnification or advancement of expenses from the Corporation may be entitled under any agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office. Any agreement for indemnification of or advancement of expenses to any director, officer, employee or other person may provide rights of indemnification or advancement of expenses which are broader or otherwise different from those set forth herein."

PART F/S

                         INDEX TO FINANCIAL STATEMENTS





Report of Independent Auditors .....................................        F-1

Consolidated Balance Sheet as of December 31, 1995 .................        F-2

Consolidated Statements of Operations for the Years
   Ended December 31, 1994 and December 31, 1995 ...................        F-3

Consolidated Statement of Stockholders' Equity for the Years
   Ended December 31, 1994 and December 31, 1995 ...................        F-4

Consolidated Statements of Cash Flows for the Years
   Ended December 31, 1994 and December 31, 1995 ...................        F-5

Notes to Consolidated Financial Statements .........................        F-6

Accountants Report .................................................        F-15

Unaudited Consolidated Balance Sheet as of June 30, 1996 ...........        F-16

Unaudited Consolidated Statements of Operations for the Three And
   Six Month Periods Ended June 30, 1995 and 1996 ...............           F-17

Unaudited Consolidated Statements of Stockholders' Equity for
   The Six Month Period Ended June 30, 1996 ........................        F-18

Unaudited Consolidated Statements of Cash Flows for the Six
   Month Periods Ended June 30, 1995 and 1996 ......................        F-19

Notes to Unaudited Consolidated Financial Statements ...............        F-20

                            DASZKAL, BOLTON & MANELA
                          CERTIFIED PUBLIC ACCOUNTANTS
                   A PARTNERSHIP OF PROFESSIONAL ASSOCIATIONS

        240 W. PALMETTO PARK ROAD, SUITE #300 - BOCA RATON, FLORIDA 33432
                    TELEPHONE (561)367-1040 FAX (561)750-3236



JEFFREY A. BOLTON, CPA, P.A.                    MEMBER OF THE AMERICAN INSTITUTE
MICHAEL I. DASZKAL, CPA, P.A.                   OF CERTIFIED PUBLIC ACCOUNTANTS
ROBERT A. MANELA, CPA, P.A.



                         REPORT OF INDEPENDENT AUDITORS



Board of Directors and Stockholders
Viatech Communications Group, Inc.


We have audited the accompanying consolidated balance sheet of Viatech Communications Group, Inc. and subsidiaries as of December 31, 1995, and the related consolidated statements of operations, stockholders' equity and cash flows for the years ended December 31, 1994 and 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Viatech Communications Group, Inc. and subsidiaries at December 31, 1995, and the results of their operations and their cash flows for the years ended December 31, 1994 and 1995, in conformity with generally accepted accounting principles.


Boca Raton, Florida
June 28, 1996

                       VIATECH COMMUNICATIONS GROUP, INC.
                           CONSOLIDATED BALANCE SHEET
                                DECEMBER 31, 1995

                                     ASSETS


Current assets:
  Accounts receivable                                               $   638,695
  Subscriptions receivable                                                  850
  Due from affiliate                                                    103,689
  Other receivables                                                      16,791
  Inventories                                                            52,095
  Prepaid expenses                                                        2,292
                                                                    -----------
    Total Current Assets                                                814,412
                                                                    -----------

Property and equipment                                                    9,835
Less accumulated depreciation                                            (1,901)
                                                                    -----------
    Property and Equipment, net                                           7,934
                                                                    -----------

Other assets:
  Deferred advertising costs                                            372,976
                                                                    -----------

Total Assets                                                        $ 1,195,322
                                                                    ===========

                      LIABILITIES AND STOCKHOLDERS' EQUITY


Current liabilities:
  Accounts payable                                                  $   112,835
  Accrued expenses                                                       48,970
  Due to affiliate                                                       20,365
  Payroll taxes payable                                                  18,078
  Notes and loans payable                                               152,750
  Current portion of long-term debt                                     100,714
                                                                    -----------
    Total Current Liabilities                                           453,712
                                                                    -----------

Long-term debt                                                           28,416
                                                                    -----------

Stockholders' equity:
  Common stock, .0001 par value;  authorized shares
     - 20,000,000, issued and outstanding - 3,159,139                       316
  Additional paid in capital                                                684
  Retained earnings                                                     712,194
                                                                    -----------

      Total Stockholders' Equity                                        713,194
                                                                    -----------

Total Liabilities and Stockholders' Equity                          $ 1,195,322
                                                                    ===========

                See notes to consolidated financial statements.

                       VIATECH COMMUNICATIONS GROUP, INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS




                                                             YEAR ENDED
                                                             DECEMBER 31,
                                                   ------------------------------
                                                       1994               1995
                                                       ----               ----
Revenues                                           $   308,126        $ 2,898,149
Cost of service                                        304,992          1,592,856
                                                   -----------        -----------
  Gross profit                                           3,134          1,305,293
Selling, general and administrative expenses            59,107            554,942
                                                   -----------        -----------
Operating income (loss)                                (55,973)           750,351
                                                   -----------        -----------

Other income (expense):
  Interest income                                          211                637
  Interest expense                                      (1,025)           (15,411)
  Other income                                            --               34,091
                                                   -----------        -----------
Other, net                                                (814)            19,317
                                                   -----------        -----------

Net income (loss)                                  $   (56,787)       $   769,668
                                                   ===========        ===========

Net income (loss) per common share                 $      (.02)       $       .24
                                                   ===========        ===========

Proforma data (unaudited):
  Income before proforma provision
    for income taxes                                                      769,668
  Proforma provision for income taxes                                     261,687
                                                                      -----------
  Proforma net income                                                 $   507,981
                                                                      ===========
  Proforma net income per share                                       $       .16
                                                                      ===========


Weighted average common shares
  outstanding                                        2,527,312          3,159,139
                                                   ===========        ===========



                 See notes to consolidated financial statements.

                       VIATECH COMMUNICATIONS GROUP, INC.
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                     YEARS ENDED DECEMBER 31, 1994 AND 1995




                                       COMMON STOCK              ADDITIONAL
                                 -------------------------        PAID-IN         RETAINED
                                  SHARES          AMOUNT          CAPITAL         EARNINGS           TOTAL
                                 ---------       ---------       ---------       ---------        ---------
Balance, December 31, 1993       2,527,312       $     253       $     547       $    (687)       $     113

Net Loss                              --              --              --           (56,787)         (56,787)
                                 ---------       ---------       ---------       ---------        ---------

Balance, December 31, 1994       2,527,312             253             547         (57,474)         (56,674)

Issuance of Common Stock           631,827              63             137            --                200

Net Income                            --              --              --           769,668          769,668
                                 ---------       ---------       ---------       ---------        ---------

Balance, December 31, 1995       3,159,139       $     316       $     684       $ 712,194        $ 713,194
                                 =========       =========       =========       =========        =========





                 See notes to consolidated financial statements.

                       VIATECH COMMUNICATIONS GROUP, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS




                                                              YEAR ENDED
                                                              DECEMBER 31,
                                                    -------------------------------
                                                           1994              1995
                                                           ----              ----

CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)                                  $   (56,787)       $   769,668
  Reconciliation of net income (loss) to net
    cash provided by (used in) operations:
    Depreciation                                            --                1,901
    Amortization                                            --               10,538
    Bad debt reserve                                     182,039            641,954
  Changes in operating assets and liabilities:
    Accounts receivable                                 (182,039)        (1,280,649)
    Other receivables                                     (1,463)          (129,605)
    Inventories                                             --              (52,095)
    Prepaid expenses                                       5,952             (2,292)
    Deferred expenses                                       --             (372,976)
    Accounts payable                                      19,271             82,042
    Accrued expenses                                        --               48,790
    Other liabilities                                     28,144             10,299
                                                     -----------        -----------
Net cash used in operating activities                     (4,883)          (272,425)
                                                     -----------        -----------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of furniture and equipment                       --               (9,835)
                                                     -----------        -----------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from sale of stock and notes                     --              200,200
  Proceeds of notes payable                                 --              199,500
  Repayment of notes payable                                --             (117,440)
                                                     -----------        -----------
Net cash provided by financing activities                   --              282,260
                                                     -----------        -----------

Net decrease in cash                                      (4,883)              --

CASH AT BEGINNING OF PERIOD                                4,883               --
                                                     -----------        -----------

CASH AT END OF PERIOD                                $      --          $      --
                                                     ===========        ===========



                 See notes to consolidated financial statements.

                       VIATECH COMMUNICATIONS GROUP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




NOTE 1  -  ORGANIZATION AND NATURE OF BUSINESS

The Company

Viatech Communications Group, Inc. (the "Company"), through its wholly-owned subsidiary Psychic Discovery Network, Inc. ("PDN"), is engaged in the marketing and development of telephone entertainment services, consisting primarily of live psychic consultations and pre-recorded messages. The Company's entertainment services are accessed via 900 telephone numbers and are billed on a per minute basis to the customer on their telephone bill. The Company markets its entertainment services through television commercials, direct mail advertisements, and print advertisements. The Company uses independent contractor psychics to provide the services. Calls are routed to these contractors at their own home or place of business through the Company's service bureau. The Company also offers a membership club known as the "American Psychic Club". For a monthly fee, club members are provided with access to special 900 numbers billed at "members only" rates, a limited number of minutes of free psychic consultation per month, club newsletters and a variety of membership gifts. All fees for the Company's entertainment services are billed to the consumer on their telephone bills. The Company contracts with independent service bureaus for collection of these revenues. The Company also provides psychic contract labor, promotional packages, and membership administration for an unrelated third party.

In addition, the Company is beginning to position itself for entry into the Internet service provider field through its Web Star, Inc. subsidiary.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries, Psychic Discovery Network, Inc. and Web Star, Inc., both of which are wholly-owned. Significant intercompany accounts and transactions have been eliminated in consolidation.

Merger Transaction

The Company was organized on March 26, 1996 to act as a holding company for Psychic Discovery Network, Inc. (PDN) and Web Star, Inc. (WSI). PDN, American Psychic Network, Inc. (APN) and WSI were all under common control prior to a series of tax free reorganizations under the Internal Revenue Code of 1986 effected on May 20, 1996 whereby APN merged with PDN. PDN and WSI were acquired by the Company as wholly-owned subsidiaries. There was no interruption in the business or operations of PDN, APN, or WSI as a result of their consolidation. PDN was organized in November 1993 but had limited operations until April 1995. APN was organized and commenced active operations in April 1995. WSI was formed in January 1996 and commenced operations in June 1996.

                       VIATECH COMMUNICATIONS GROUP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




NOTE 2  -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less at the date of acquisition, to be cash equivalents.

Inventories

Inventories, which consist of promotional packages and their contents including such items as tarot cards, crystals, horoscopes, lottery promotions and costume jewelry, are carried at cost using the first-in, first-out method.

Property and Equipment

Property and equipment is stated at cost. Depreciation is computed primarily using the straight-line method over the estimated useful lives of the assets.

Income Taxes

The stockholders of the Company elected to be treated as a Sub Chapter S Corporation under the Internal Revenue Code effective January 1, 1995. As a result, taxable income for the year ending December 31, 1995 is included in the taxable income of the individual stockholders and no income tax provision is recorded.

A proforma income tax adjustment has been included in the Statement of Operations for the year ended December 31, 1995 as if the Company had been a taxable entity during that period.

The Company's S Corporation status automatically terminated effective May 20, 1996, the date of the merger transaction described in Note 1.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures during the reporting periods. Actual results could differ from those estimates.


NOTE 3  -  MERGER

On May 20, 1996, American Psychic Network, Inc. was merged into Psychic Discovery Network, Inc. by issuing an aggregate of 12.5 shares of $1.00 par value common stock of PDN to the shareholders of American Psychic Network, Inc. with Psychic Discovery Network, Inc. as the surviving corporation.

                       VIATECH COMMUNICATIONS GROUP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




NOTE 3  -  MERGER (CONTINUED)

On May 20, 1996, a wholly-owned subsidiary of Viatech Communications Group, Inc., PDV Merger Subsidiary, Inc., was merged with Psychic Discovery Network, Inc. Pursuant to the merger agreement, Viatech Communications Group, Inc. issued 3,159,139 shares of $.0001 par value stock in exchange for the stock of Psychic Discovery Network, Inc., in an exchange that qualified as a pooling of interest. Also on May 20, 1996, a wholly owned subsidiary of Viatech Communications Group, Inc., WSV Merger Subsidiary, Inc., was merged with Web Star, Inc. Pursuant to the merger agreement, Viatech Communications Group, Inc. issued 840,864 shares of $.0001 par value stock in exchange for the stock of Web Star, Inc., in an exchange that qualified as a pooling of interest. The accompanying consolidated financial statements include the combined results of operations from the date Psychic Discovery Network, Inc., and Web Star, Inc. commenced operations. Prior to the combination, the companies entered into certain intercompany transactions and all material intercompany transactions have been eliminated in the accompanying financial statements.

The following is a summary of the results of operations of the previously separate companies from January, 1995 through December 31, 1995.


                        PSYCHIC
                      DISCOVERY           WEB STAR,
                     NETWORK, INC.           INC.
                     -------------     ---------------
   Gross Profit       $1,305,293       $          --
                      ==========       ===============
   Net Income         $  769,668       $          --
                      ==========       ===============


The assets and liabilities of the previously separate companies at December 31, 1995, were:


                                 PSYCHIC
                                DISCOVERY          WEB STAR,
                               NETWORK, INC.          INC.
                               -------------     ---------------
   Current Assets               $  814,412       $          --
   Property and Equipment            7,934                  --
   Other Assets                    372,976                  --
                                ----------       ---------------
      Total Assets              $1,195,322       $          --
                                ==========       ===============
   Current Liabilities          $  453,712       $          --
   Long-term Debt                   28,416
                                ----------       ---------------
      Total Liabilities         $  482,128       $          --
                                ==========       ===============

                       VIATECH COMMUNICATIONS GROUP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 3  -  MERGER (CONTINUED)

The following is a summary of the results of operations of the previously separate companies from January 1, 1994 through December 31, 1994.


                                  PSYCHIC
                                 DISCOVERY           WEB STAR,
                                NETWORK, INC.          INC.
                               -------------       -------------
   Gross Profit                $       3,134       $        --
                               =============       =============
   Net Income (Loss)           $     (56,787)      $        --
                               =============       =============


The assets and liabilities of the previously separate companies at December 31, 1994, were:

                                  PSYCHIC
                                 DISCOVERY           WEB STAR,
                                NETWORK, INC.          INC.
                               -------------       -------------
   Current Assets              $       2,263       $        --
   Property and Equipment               --                  --
   Other Assets                         --                  --
                               -------------       -------------
      Total Assets             $       2,263       $        --
                               =============       =============
   Current Liabilities         $      58,937       $        --
   Long-term Debt                       --                  --
                               -------------       -------------
      Total Liabilities        $      58,937       $        --
                               =============       =============


NOTE 4  -  PROPERTY AND EQUIPMENT

Property and equipment consist of the following:



   Computer Equipment                       $ 9,835
   Less Accumulated Depreciation             (1,901)
                                            -------
      Property and Equipment, net           $ 7,934
                                            =======

                       VIATECH COMMUNICATIONS GROUP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




NOTE 5  -  ALLOWANCE FOR DOUBTFUL ACCOUNTS

Accounts receivable are presented net of an allowance for doubtful accounts. Bad debts are provided on the allowance method based on past experience and management's evaluation of outstanding accounts receivable. The allowance for doubtful accounts was $677,783 at December 31, 1995.


NOTE 6  -  LONG-TERM DEBT

Long-term debt consists of the following:



   Notes - Stockholders           $ 129,130

   Less current portion            (100,714)
                                  ---------

   Long-term debt                 $  28,416
                                  =========


The Company issued debentures in the amount of $137,500 in conjunction with stock issued in a private placement memorandum dated February 8, 1995 as described in Note 12. These debentures called for repayment of principal and interest at 10% per annum by August 31, 1995. The stockholders opted to convert the debentures and accrued interest to promissory notes which require monthly payments over a period of sixteen months with the same rate of interest.


NOTE 7  -  NOTES AND LOANS PAYABLE

Notes and loans payable consists of short term advances from stockholders and a note from Phase Four, a vendor, which was issued for advertising services.


NOTE 8  - CREDIT ARRANGEMENTS

The Company has an agreement with Enhanced Services Billing, Inc. (ESBI), whereby ESBI performs the collection process on accounts it services for the Company. ESBI accomplishes this through billing and collection agreements with the Local Telephone Exchange Companies. In conjunction with their collection services, ESBI advances funds to the Company for accounts receivable. Upon funding, ESBI acquires all rights, including a first lien security interest, in those accounts receivable. Funding to the Company is net of ESBI fees and a financing charge of prime, as published in the Wall Street Journal, plus 6%. ESBI funds an amount equal to 40% of these accounts receivable, not to exceed a maximum advance amount of $500,000.

                       VIATECH COMMUNICATIONS GROUP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




NOTE 8  - CREDIT ARRANGEMENTS (CONTINUED)

The Company also has a similar funding arrangement in place with West Interactive Corporation. West Interactive advances funds to the Company for certain assigned telephone customer accounts receivable. West Interactive Corporation acquires all rights in those accounts receivable, including a first lien security interest, upon funding of them. West Interactive Corporation will fund an amount equal to 50% of these accounts receivable, up to a maximum amount of $1,000,000. In addition, West Interactive performs the collection process on accounts it services for the Company through agreements with the Local Telephone Exchange Companies. West Interactive receives a financing fee of prime, as published in the Wall Street Journal, plus 3%.


NOTE 9  -  RELATED PARTY TRANSACTIONS

In addition to the promissory notes detailed above, the Company has received advances with no set maturity date or specified rates of interest from officers and stockholders. The advances from stockholders included in notes and loans payable was $117,000 as of December 31, 1995.

The major stockholders of the Company are also the major stockholders of another company to which the Company paid $279,983 for media purchases in 1995.

The Company had revenue of $235,220 for contract labor for 1995 from affiliated companies.


NOTE 10  -  LEASES

The Company leases its office facilities as well as a copier and mailing equipment. The rent for the office facilities is paid monthly to a corporation owned, in-part, by certain of the Company stockholders. Future minimum lease payments for the noncancelable office equipment operating leases are as follows:


DECEMBER 31,
    1996                                             $   17,277
    1997                                                 24,422
    1998                                                 24,422
    1999                                                      -
    2000                                                      -
    Thereafter                                                -
                                                     ----------
        Total                                        $   66,121
                                                     ==========


Rental expense for the years ended December 31, 1994 and 1995, was $10,970 and $25,444, respectively.

                       VIATECH COMMUNICATIONS GROUP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




NOTE 11  -  CONCENTRATION OF CREDIT RISK

Financial instruments, which potentially expose the Company to concentrations of credit risk, as defined by Statement of Financial Accounting Standards No. 105, consists primarily of cash and trade receivables. The Company places its cash and temporary investments with high credit quality financial institutions. At times, such bank account balances may be in excess of the FDIC insurance limit. Accounts receivable are subject to charge back adjustments by the local telephone exchanges and because of the nature of the 900 business these charge backs are sizeable each month.

The Company operated in a single business segment, the telecommunications industry, until its acquisition of Internet Paradise, Inc., as described in Note
13. This acquisition expanded the Companies operations and it now is positioning to be an Internet service provider in addition to Psychic Discovery Network operations. The Company is subject to the changing environment of the telecommunications industry.


NOTE 12  -  STOCKHOLDERS' EQUITY

In February 1995, Psychic Discovery Network, Inc. completed a private placement of 5.5 units, with each unit consisting of 25 shares of unregistered common stock and a $25,000 debenture. Proceeds of this private placement were $137,500, including debentures.


NOTE 13  -  SUBSEQUENT EVENTS

On May 20, 1996, the Company entered into a definitive agreement and plan of merger providing for the acquisition by merger of Gadwall Book Co., Inc., a Delaware corporation, with Viatech Communications Group, Inc. being the surviving corporation and the separate existence of Gadwall Book Co., Inc. being terminated. This agreement calls for the exchange of one share of common stock of Viatech Communications Group, Inc. for each ten shares of Gadwall Book Co., Inc. on the effective date of the merger. The Company will issue 1,027,922 shares of its common stock to the stockholders of Gadwall Book Co., Inc. The merger is expected to close in August 1996.

The Company has issued warrants to certain current stockholders and other entities for cancellation of indebtedness and performance of services. These warrants, issued between May 20, 1996 and June 30, 1996, in the aggregate amount of 816,533, are exercisable on a basis of one share for each warrant at a price of $1.00 per share. These warrants are to expire between May 20, 1999 and July 1, 2001. Of these warrants, 500,000 are issued to two business consulting firms pursuant to a consulting agreement. The actual allocation of warrants to the business consultants will be determined by the services performed by the parties.

                       VIATECH COMMUNICATIONS GROUP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




NOTE 13  -  SUBSEQUENT EVENTS (CONTINUED)

On March 29, 1996, the Company acquired various assets from Cannon Marketing Group, Inc. valued at $75,500 in a non-cash transaction. The assets of Cannon were transferred to Psychic Discovery Network, Inc. to reduce the amount owed by Cannon Marketing Group to Psychic Discovery Network, Inc. The assets acquired are as follows:


   Film library                               $40,000
   Contracts                                   10,000
   Furniture and computer equipment            14,500
   Rent deposit                                 6,000
   Other assets                                 5,000
                                              -------
      Total                                   $75,500
                                              =======

In June 1996, Viatech Communications Group, Inc. completed a private placement of 612,500 shares of unregistered common stock. Gross proceeds from this private placement were $612,500, with associated placement costs of $16,736.

In July 1996, the Company acquired Internet Paradise, Inc. by purchase. The value of the assets acquired in this transaction are not significant to the December 31, 1995 Consolidated Balance Sheet, therefore, no proforma financial information has been presented.

In August 1996, the Company began the process of acquiring On-Line Management, Inc., an affiliated company, by merger into Psychic Discovery Network, Inc. The assets of On-Line Management, Inc. are not significant to the December 31, 1995 Consolidated Balance Sheet, therefore, no proforma financial information has been presented.


NOTE 14  -  SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

The following table sets forth the supplemental disclosures of cash flow information.



                                        YEAR ENDED
                                        DECEMBER 31,
                             ---------------------------------
                                 1994                 1995
                                 ----                 ----
   Cash paid for:
      Interest               $       --           $      4,236
                             ============         ============
      Income taxes           $       --           $       --
                             ============         ============

                       VIATECH COMMUNICATIONS GROUP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 15  -  NET INCOME (LOSS) PER SHARE

Primary net income (loss) per share has been computed by dividing net income by the weighted average number of common shares and equivalents outstanding.


NOTE 16  - DEFERRED ADVERTISING COSTS

In accordance with the provisions of Statement of Position ("SOP") 93-7, which provides guidance on financial reporting of advertising costs, the costs incurred to elicit memberships from individuals responding to a specific advertisement are deferred and charged to operations over a sixteen month period beginning the month such costs are incurred. These costs include the advertisement, the line fee of the 800 response number, and the labor related to placing the advertisement. Deferred advertising costs were reported as an asset in the amount of $372,976 at December 31, 1995.

                            DASZKAL, BOLTON & MANELA
                          CERTIFIED PUBLIC ACCOUNTANTS
                   A PARTNERSHIP OF PROFESSIONAL ASSOCIATIONS

        240 W. PALMETTO PARK ROAD, SUITE #300 - BOCA RATON, FLORIDA 33432
                    TELEPHONE (561)367-1040 FAX (561)750-3236



JEFFREY A. BOLTON, CPA, P.A.                   MEMBER OF THE AMERICAN INSTITUTE
MICHAEL I. DASZKAL, CPA, P.A.                  OF CERTIFIED PUBLIC ACCOUNTANTS
ROBERT A. MANELA, CPA, P.A.



                               ACCOUNTANTS' REPORT



Board of Directors and Stockholders
Viatech Communications Group, Inc.


We have compiled the accompanying consolidated balance sheet of Viatech Communications Group, Inc. and subsidiaries as of June 30, 1996 and the related consolidated statements of operations for the three and six months and statement of cash flows for the six months ended June 30, 1995 and 1996, in accordance with Statements on Standards for Accounting and Review Services issued by the American institute of Certified Public Accountants.

A compilation is limited to presenting in the form of financial statements information that is the representation of management. We have not audited or reviewed the accompanying financial statements and, accordingly, do not express an opinion or any other form of assurance on them.





Boca Raton, Florida
August 6,  1996

                       VIATECH COMMUNICATIONS GROUP, INC.
                      UNAUDITED CONSOLIDATED BALANCE SHEET
                                  JUNE 30, 1996



                                     ASSETS
                                     ------

Current assets
  Cash                                                                            $   108,606
  Accounts receivable                                                                 880,482
  Subscriptions receivable                                                            188,475
  Due from affiliate                                                                  110,683
  Inventories                                                                          73,386
  Prepaid expenses                                                                     77,912
  Other receivables                                                                    32,850
                                                                                  -----------

    Total Current Assets                                                            1,472,394
                                                                                  -----------

Property and equipment                                                                106,337
Less accumulated depreciation                                                         (10,140)
                                                                                  -----------
    Property and Equipment, net                                                        96,197
                                                                                  -----------

Other assets
  Deferred advertising costs                                                          494,920
  Security deposits                                                                    19,687
                                                                                  -----------

      Total Other Assets                                                              514,607
                                                                                  -----------

Total Assets                                                                      $ 2,083,198
                                                                                  ===========

                                       LIABILITIES AND STOCKHOLDERS' EQUITY


Current liabilities
  Accounts payable                                                                $   141,013
  Accrued expenses                                                                     80,473
  Due to affiliate                                                                     26,508
  Payroll taxes payable                                                                 1,319
  Notes and loans payable                                                             141,073
  Current portion of long-term debt                                                    77,699
                                                                                  -----------

      Total Current Liabilities                                                       468,085
                                                                                  -----------

Stockholders' equity
  Common stock, .0001 par  value; authorized shares
     20,000,000 issued and outstanding --  4,612,503                                      461
  Additional paid in capital                                                          596,343
  Retained earnings                                                                 1,018,309
                                                                                  -----------
      Total Stockholders' Equity                                                    1,615,113
                                                                                  -----------

Total Liabilities and Stockholders' Equity                                        $ 2,083,198
                                                                                  ===========


                 See accompanying notes and accountants' report.

                       VIATECH COMMUNICATIONS GROUP, INC.
                 UNAUDITED CONSOLIDATED STATEMENT OF OPERATIONS

                                    THREE            THREE                SIX                SIX
                                    MONTHS           MONTHS               MONTHS             MONTHS
                                    ENDED            ENDED                ENDED              ENDED
                                    6/30/95          6/30/96              6/30/95            6/30/96
                                    -------          -------              -------            -------
Revenues                         $   542,549        $ 1,621,697        $   570,100        $ 2,967,306
Cost of service                      242,169            952,172            275,942          1,816,341
                                 -----------        -----------        -----------        -----------
  Gross profit                       300,380            669,525            294,158          1,150,965
Selling, general and
  administrative expenses             86,276            498,680            111,944            858,517
                                 -----------        -----------        -----------        -----------
Operating income                     214,104            170,845            182,214            292,448
                                 -----------        -----------        -----------        -----------

Other income (expense):
  Interest income                        198                520                238                564
  Interest expense                    (4,320)            (3,533)            (5,130)            (9,663)
  Other income                          --                 --                 --               22,766
                                 -----------        -----------        -----------        -----------
Other, net                            (4,122)            (3,013)            (4,892)            13,667
                                 -----------        -----------        -----------        -----------

Income before income
  taxes                              209,982            167,832            177,322            306,115
Provision for income
  tax expense (benefit)                 --                 --                 --                 --
                                 -----------        -----------        -----------        -----------

Net income                       $   209,982        $   167,832        $   177,322        $   306,115
                                 ===========        ===========        ===========        ===========



Proforma data (unaudited):
  Income (loss) before
    proforma provision
    for income taxes             $   209,982        $   167,832        $   177,322        $   306,115
  Proforma provision for
    income taxes                      65,143             48,705             52,405            102,635
                                 -----------        -----------        -----------        -----------
  Proforma net income            $   144,839        $   119,127        $   124,917        $   203,480
                                 ===========        ===========        ===========        ===========

Per share proforma net
income                           $       .05        $       .03        $       .04        $       .06
                                 ===========        ===========        ===========        ===========
Weighted average common
  shares outstanding               2,889,280          3,541,510          2,889,280          3,541,510
                                 ===========        ===========        ===========        ===========




                 See accompanying notes and accountants' report.

                       VIATECH COMMUNICATIONS GROUP, INC.
           UNAUDITED CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                                 COMMON STOCK                ADDITIONAL
                        ----------------------------          PAID-IN         RETAINED
                          SHARES            AMOUNT            CAPITAL         EARNINGS          TOTAL
                        -----------      -----------       -------------    ------------     ----------
Balance,
December 31, 1995         3,159,139       $      316       $      684       $  712,194       $  713,194

Issuance of Common
Stock                     1,453,364              145          595,659             --            595,804

Net Income                     --               --               --            306,115          306,115
                         ----------       ----------       ----------       ----------       ----------

Balance,
June 30, 1996             4,612,503       $      461       $  596,343       $1,018,309       $1,615,113
                         ==========       ==========       ==========       ==========       ==========




                 See accompanying notes and accountants' report.

                       VIATECH COMMUNICATIONS GROUP, INC.
                UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                         SIX              SIX
                                                       MONTHS           MONTHS
                                                        ENDED            ENDED
                                                       6/30/95           6/30/96
                                                     ----------       ----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                         $ 177,322        $ 306,115
  Reconciliation of net income to net cash
    provided by (used in) operations:
    Depreciation                                          --              8,239
    Bad debt reserve                                    73,795         (457,294)
  Changes in operating assets and liabilities:
    Accounts receivable                               (282,025)         215,507
    Other receivables                                  (13,831)        (210,678)
    Inventories                                        (32,865)         (21,291)
    Prepaid expenses                                      (250)         (75,620)
    Deferred expenses                                 (179,648)        (121,944)
    Other assets                                          --            (19,687)
    Accounts payable                                    12,442           28,179
    Accrued expenses                                    20,980           31,503
    Other liabilities                                  (20,878)         (10,616)
                                                     ---------        ---------
Net cash used in operating activities                 (244,958)        (327,587)
                                                     ---------        ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of furniture and equipment                   (2,583)         (96,502)
                                                     ---------        ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from sale of stock and notes                137,700          595,803
  Proceeds of notes payable                            138,592          113,900
  Repayment of notes payable                              --           (177,008)
                                                     ---------        ---------
Net cash provided by financing activities              276,292          532,695
                                                     ---------        ---------

Net increase in cash                                    28,751          108,606

CASH AT BEGINNING OF PERIOD                               --               --
                                                     ---------        ---------

CASH AT END OF PERIOD                                $  28,751        $ 108,606
                                                     =========        =========









                 See accompanying notes and accountants' report.

                       VIATECH COMMUNICATIONS GROUP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

             (INFORMATION AS OF JUNE 30, 1995 AND 1996, AND FOR THE
          SIX MONTH PERIODS ENDED JUNE 30, 1995 AND 1996, IS UNAUDITED)


NOTE 1  -  ORGANIZATION AND NATURE OF BUSINESS

The Company

Viatech Communications Group, Inc. (the "Company"), through its wholly-owned subsidiary Psychic Discovery Network, Inc. ("PDN"), is engaged in the marketing and development of telephone entertainment services, consisting primarily of live psychic consultations and pre-recorded messages. The Company's entertainment services are accessed via 900 telephone numbers and are billed on a per minute basis to the customer on their telephone bill. The Company markets its entertainment services through television commercials, direct mail advertisements, and print advertisements. The Company uses independent contractor psychics to provide the services. Calls are routed to these contractors at their own home or place of business through the Company's service bureau. The Company also offers a membership club known as the "American Psychic Club". For a monthly fee, club members are provided with access to special 900 numbers billed at "members only" rates, a limited number of minutes of free psychic consultation per month, club newsletters and a variety of membership gifts. All fees for the Company's entertainment services are billed to the consumer on their telephone bills. The Company contracts with independent service bureaus for collection of these revenues. The Company also provides psychic contract labor, promotional packages, and membership administration for an unrelated third party.

In addition, the Company is beginning to position itself for entry into the Internet service provider field through its Web Star, Inc. subsidiary.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries, Psychic Discovery Network, Inc. and Web Star, Inc., both of which are wholly-owned. Significant intercompany accounts and transactions have been eliminated in consolidation.

Merger Transaction

The Company was organized on March 26, 1996 to act as a holding company for Psychic Discovery Network, Inc. ("PDN") and Web Star, Inc. ("WSI"). PDN, American Psychic Network, Inc. ("APN") and WSI were all under common control prior to a series of tax free reorganizations under the Internal Revenue Code of 1986 effected on May 20, 1996 whereby APN merged with PDN. PDN and WSI were acquired by the Company as wholly-owned subsidiaries. There was no interruption in the business or operations of PDN, APN, or WSI as a result of their consolidation. PDN was organized in November 1993, but had limited operations until April 1995. APN was organized and commenced active operations in April 1995. WSI was formed in January 1996 and commenced operations in June 1996.

                       VIATECH COMMUNICATIONS GROUP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

             (INFORMATION AS OF JUNE 30, 1995 AND 1996, AND FOR THE
          SIX MONTH PERIODS ENDED JUNE 30, 1995 AND 1996, IS UNAUDITED)


NOTE 1  -  ORGANIZATION AND NATURE OF BUSINESS (CONTINUED)

Interim Financial Information

The financial information as of June 30, 1995 and 1996 and for the six month periods ended June 30, 1995 and 1996, is unaudited but includes all adjustments (consisting only of normal recurring accruals) that the Company considers necessary for a fair presentation of the financial position as of such dates and the operating results and cash flow for those periods. Operating results for the six months ended June 30, 1996 are not necessarily indicative of the results that may be expected for the entire year.

NOTE 2  -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less at the date of acquisition, to be cash equivalents.

Inventories

Inventories, which consist of promotional packages and their contents including such items as tarot cards, crystals, horoscopes, lottery promotions and costume jewelry, are carried at cost using the first-in, first-out method.

Property and Equipment

Property and equipment is stated at cost. Depreciation is computed primarily using the straight-line method over the estimated useful lives of the assets.

Income Taxes

The stockholders of the Company elected to be treated as a Sub Chapter S Corporation under the Internal Revenue Code effective January 1, 1995. As a result, taxable income for the six months ended June 30, 1995, is included in the taxable income of the individual stockholders and no income tax provision is recorded.

A proforma income tax adjustment has been included in the Statement of Operations for the six month periods ended June 30, 1995 and 1996, as if the Company had been a taxable entity during those periods presented.

The Company's S Corporation status has been automatically terminated effective May 20, 1996, the date of the merger transaction described in Note 1.

                       VIATECH COMMUNICATIONS GROUP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

             (INFORMATION AS OF JUNE 30, 1995 AND 1996, AND FOR THE
          SIX MONTH PERIODS ENDED JUNE 30, 1995 AND 1996, IS UNAUDITED)


NOTE 2  -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures during the reporting periods. Actual results could differ from those estimates.

NOTE 3  -  MERGER

On May 20, 1996, American Psychic Network, Inc. was merged into Psychic Discovery Network, Inc. by issuing an aggregate of 12.5 shares of $1.00 par value common stock of PDN to the shareholders of American Psychic Network, Inc. with Psychic Discovery Network, Inc. as the surviving corporation.

On May 20, 1996, a wholly-owned subsidiary of Viatech Communications Group, Inc., PDV Merger Subsidiary, Inc., was merged with Psychic Discovery Network, Inc. Pursuant to the merger agreement, Viatech Communications Group, Inc. issued 3,159,139 shares of $.0001 par value stock in exchange for the stock of Psychic Discovery Network, Inc., in an exchange that qualified as a pooling of interest. Also on May 20, 1996, a wholly owned subsidiary of Viatech Communications Group, Inc., WSV Merger Subsidiary, Inc., was merged with Web Star, Inc. Pursuant to the merger agreement, Viatech Communications Group, Inc. issued 840,864 shares of $.0001 par value stock in exchange for the stock of Web Star, Inc., in an exchange that qualified as a pooling of interest. The accompanying consolidated financial statements include the combined results of operations from the date Psychic Discovery Network, Inc., and Web Star, Inc. commenced operations. Prior to the combination, the companies entered into certain intercompany transactions and all material intercompany transactions have been eliminated in the accompanying financial statements.

NOTE 4  -  PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

                                                  JUNE 30,
                                            ------------------
                                            1995          1996
                                            ----          ----
Furniture and Fixtures                  $    --         $   1,273
Computer Equipment                          2,583          50,064
Film Library                                 --            40,000
Other                                        --            15,000
                                        ---------       ---------
     Total Property and Equipment           2,583         106,337
Less Accumulated Depreciation                --           (10,140)
                                        ---------       ---------
     Property and Equipment, net        $   2,583       $  96,197
                                        =========       =========

                       VIATECH COMMUNICATIONS GROUP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

             (INFORMATION AS OF JUNE 30, 1995 AND 1996, AND FOR THE
          SIX MONTH PERIODS ENDED JUNE 30, 1995 AND 1996, IS UNAUDITED)


NOTE 5  -  ALLOWANCE FOR DOUBTFUL ACCOUNTS

Accounts receivable are presented net of an allowance for doubtful accounts. Bad debts are provided on the allowance method based on past experience and management's evaluation of outstanding accounts receivable. The allowance for doubtful accounts was $73,795 and $220,489, at June 30, 1995, and 1996, respectively.


NOTE 6  -  LONG-TERM DEBT

Long-term debt consists of the following:

                                    JUNE 30,
                               -------------------
                               1995           1996
                               ----           ----
Notes - Stockholders       $ 137,500         $ 77,699
Less current portion        (137,500)         (77,699)
                           ---------         --------

Long-term debt             $    --          $    --
                           =========        =========

The Company issued debentures in the amount of $137,500 in conjunction with stock issued in a private placement memorandum dated February 8, 1995 as described in Note 12. These debentures called for repayment of principal and interest at 10% per annum by August 31, 1995. The stockholders opted to convert the debentures and accrued interest to promissory notes which require monthly payments over a period of sixteen months with the same rate of interest.

NOTE 7  -  NOTES AND LOANS PAYABLE

Notes and loans payable consist of notes and short term advances from stockholders and a note from Phase Four, a vendor, which was issued for advertising services.


NOTE 8  - CREDIT ARRANGEMENTS

The Company has an agreement with Enhanced Services Billing, Inc. (ESBI), whereby ESBI performs the collection process on accounts it services for the Company. ESBI accomplishes this through billing and collection agreements with the Local Telephone Exchange Companies. In conjunction with their collection services, ESBI advances funds to the Company for accounts receivable. Upon funding, ESBI acquires all rights, including a first lien security interest, in those accounts receivable. Funding to the Company is net

                       VIATECH COMMUNICATIONS GROUP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

             (INFORMATION AS OF JUNE 30, 1995 AND 1996, AND FOR THE
          SIX MONTH PERIODS ENDED JUNE 30, 1995 AND 1996, IS UNAUDITED)


NOTE 8  - CREDIT ARRANGEMENTS (CONTINUED)

of ESBI fees and a financing charge of prime, as published in the Wall Street Journal, plus 6%. ESBI funds an amount equal to 40% of these accounts receivable, not to exceed a maximum advance amount of $500,000.

The Company also has a similar funding arrangement in place with West Interactive Corporation, dated March 16, 1996. West Interactive advances funds to the Company for certain assigned telephone customer accounts receivable. West Interactive Corporation acquires all rights in those accounts receivable, including a first lien security interest, upon funding of them. West Interactive Corporation will fund an amount equal to 50% of these accounts receivable, up to a maximum amount of $1,000,000. In addition, West Interactive performs the collection process on accounts it services for the Company through agreements with the Local Telephone Exchange Companies. West Interactive receives a financing fee of prime, as published in the Wall Street Journal, plus 3%. This arrangement is also secured by a note from the Company with a due date of March 16, 1997.


NOTE 9  -  RELATED PARTY TRANSACTIONS

In addition to the promissory notes detailed above, the Company has received advances with no set maturity date or specified rates of interest from officers and stockholders. The advances from stockholders included in notes and loans payable was $124,628 at June 30, 1996.

Certain of the Company's stockholders received consulting fees for performing management advisory services for the Company, in the amount of $20,200, for the six month period ended June 30, 1996.

The Company had revenue from affiliated companies for contract labor of $35,321 and $304,695 for the six month periods ended June 30, 1995, and 1996, respectively.

NOTE 10  -  LEASES

The Company leases its office facilities as well as a copier and mailing equipment. The rent for the office facilities is paid monthly to a corporation owned, in-part, by certain of the Company stockholders. Rental expense for the six months ended June 30, 1995, and June 30, 1996, was $9,562, and $53,077, respectively.

                       VIATECH COMMUNICATIONS GROUP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

             (INFORMATION AS OF JUNE 30, 1995 AND 1996, AND FOR THE
          SIX MONTH PERIODS ENDED JUNE 30, 1995 AND 1996, IS UNAUDITED)


NOTE 11  -  CONCENTRATION OF CREDIT RISK

Financial instruments, which potentially expose the Company to concentrations of credit risk, as defined by Statement of Financial Accounting Standards No. 105, consists primarily of cash and trade receivables. The Company places its cash and temporary investments with high credit quality financial institutions. At times such bank account balances may be in excess of the FDIC insurance limit. Accounts receivable are subject to charge back adjustments by the local telephone exchanges and because of the nature of the 900 business these charge backs are sizeable each month.

The Company operated in a single business segment, the telecommunications industry, until its acquisition of Internet Paradise, Inc., as described in Note
13. This acquisition expanded the Companies operations and it now is positioning to be an Internet service provider in addition to Psychic Discovery Network operations. The Company is subject to the changing environment of the telecommunications industry.


NOTE 12  -  STOCKHOLDERS' EQUITY

Private Placement of Stock and Notes

In February 1995, Psychic Discovery Network, Inc. completed a private placement of 5.5 units, with each unit consisting of 25 shares of unregistered common stock and a $25,000 debenture. Proceeds of this private placement were $137,500, including debentures.

In June 1996, Viatech Communications Group, Inc. completed a private placement of 612,500 shares of unregistered common stock. Proceeds from this private placement were $612,500, with associated placement costs of $16,736.

Warrants

The Company has issued warrants to certain current stockholders and other entities for cancellation of indebtedness and performance of services. These warrants, issued between May 20, 1996 and June 30, 1996, in the aggregate amount of 816,533, are exercisable on a basis of one share for each warrant at a price of $1.00 per share. These warrants expire between May 20, 1999 and July 1, 2001. Of these warrants, 500,000 are to be issued to two business consulting firms pursuant to their consulting agreements. The actual allocation of warrants to the business consultants will be determined by the services performed by the parties.

                       VIATECH COMMUNICATIONS GROUP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

             (INFORMATION AS OF JUNE 30, 1995 AND 1996, AND FOR THE
          SIX MONTH PERIODS ENDED JUNE 30, 1995 AND 1996, IS UNAUDITED)

NOTE 13  -  SUBSEQUENT EVENTS

On May 20, 1996, the Company entered into a definitive agreement and plan of merger providing for the acquisition by merger of Gadwall Book Co., Inc., a Delaware corporation, with Viatech Communications Group, Inc. being the surviving corporation and the separate existence of Gadwall Book Co., Inc. being terminated. This agreement calls for the exchange of one share of common stock of Viatech Communications Group, Inc. for each ten shares of Gadwall Book Co., Inc. on the effective date of the merger. The Company will issue 1,027,922 shares of its common stock to the stockholders of Gadwall Book Co., Inc. The merger is expected to close in August 1996.

In July 1996, the Company acquired Internet Paradise, Inc. by purchase. The value of the assets acquired in this transaction are not significant to the June 30, 1996 Consolidated Balance Sheet, therefore, no proforma financial information has been presented.

In August 1996, the Company began the process of acquiring On-Line Management, Inc., an affiliated company, by merger into Psychic Discovery Network, Inc. The assets of On-Line Management, Inc. are not significant to the June 30, 1996 Consolidated Balance Sheet, therefore, no proforma financial information has been presented.

NOTE 14  -  SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

                         SIX               SIX
                         MONTHS            MONTHS
                         ENDED             ENDED
                         6/30/95           6/30/96
                         -----             -----

Cash paid for:
   Interest           $       --         $10,844
                      ==========         =======
   Income taxes       $       --         $  --
                      ==========         =======



On March 29, 1996, the Company acquired various assets from Cannon Marketing Group, Inc. for $75,500 in a non-cash transaction. The assets of Cannon were transferred to Psychic Discovery Network, Inc. to reduce the amount owed by Cannon Marketing Group to Psychic Discovery Network, Inc. The assets acquired are as follows:

Film library                           $40,000
Contracts                               10,000
Furniture and computer equipment        14,500
Rent deposit                             6,000
Other assets                             5,000
                                       -------
     Total                             $75,500
                                       =======

                       VIATECH COMMUNICATIONS GROUP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

             (INFORMATION AS OF JUNE 30, 1995 AND 1996, AND FOR THE
          SIX MONTH PERIODS ENDED JUNE 30, 1995 AND 1996, IS UNAUDITED)


NOTE 15  -  NET INCOME (LOSS) PER SHARE

Primary net income (loss) per share has been computed by dividing net income by the weighted average number of common shares and equivalents outstanding.


NOTE 16  - DEFERRED ADVERTISING COSTS

In accordance with the provisions of Statement of Position ("SOP") 93-7, which provides guidance on financial reporting of advertising costs, the costs incurred to elicit memberships from individuals responding to a specific advertisement are deferred and charged to operations over a sixteen month period beginning the month such costs are incurred. These costs include the advertisement, the line fee of the 800 response number, and the labor related to placing the advertisement. Deferred advertising costs were reported as an asset in the amount of $494,920 at June 30, 1996.

PART III

ITEM 1.           INDEX TO EXHIBITS.
                                                                            Page
                                                                            ----
2.1      Certificate of Incorporation of the Company, as amended

2.2      Bylaws of the Company, as amended

3.1      Specimen Common Stock Certificate

21.1     List of Subsidiaries of the Company

27.1     Financial Data Schedule


ITEM 2.      DESCRIPTION OF EXHIBITS.

         Inapplicable.

                                   SIGNATURES


         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      VIATECH COMMUNICATIONS GROUP, INC.



Date:  October 31, 1996               By:  /s/ RICHARD C. PEPLIN, JR.
                                           ---------------------------------
                                           Richard C. Peplin, Jr., President